Exhibit 21.1
Cactus, Inc.
Significant Subsidiaries

State or Country
Subsidiary	of Incorporation
Cactus Acquisitions LLC	Delaware
Cactus Companies, LLC	Delaware
Cactus Wellhead, LLC	Delaware
Cactus Wellhead (Suzhou) Pressure Control Co., Ltd.	China
Cactus Wellhead Australia Pty, Ltd	Australia
FlexSteel Holdings, LLC	Delaware
FlexSteel Pipeline Technologies, LLC	Delaware
FlexSteel USA, LLC	Nevada
Rubiales Consulting, LLC	Delaware
Talon Bridge Holdings, LLC	Delaware
Trinity Bay Equipment Holdings, LLC	Delaware
FlexSteel Pipeline Technologies, Ltd.	Canada